Exhibit 99.2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Financial Statements

Three and six months ended June 30, 2019 and 2018

(Unaudited)

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	June 30, 2019	December 31, 2018
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$12,882	$15,596
Restricted cash (note 5)	1,966	1,974
Accounts receivable, net of allowance for doubtful accounts of $103 (2018 - $102)	8,207	7,723
Inventories (note 6)	3,930	4,158
Prepaid expenses and other assets	2,140	841
	29,125	30,292

Property and equipment (note 7)	537	512
Right-of-use assets from operating leases (note 10)	2,225	—
Intangible assets (note 8)	24,418	26,469
Long-term inventories (note 6)	1,753	1,663
Goodwill	318	318
Deferred income tax assets	372	383
	$58,748	$59,637

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$12,097	$9,403
Current portion of long-term debt, net of unamortized debt issuance costs (note 11)	4,520	—
Current operating lease liabilities (note 10)	739	—
	17,356	9,403

Long-term debt, net of unamortized debt issuance costs (note 11)	38,626	41,517
Deferred revenue	1,243	1,252
Long-term operating lease liabilities (note 10)	1,741	—
Other long-term liabilities	—	555
	58,966	52,727

Stockholders’ equity:
Common stock	370,486	359,295
Authorized - unlimited number without par value
Issued and outstanding - 41,305,709 (2018 - 36,233,162) (note 12)
Additional paid-in capital (note 13)	41,737	40,456
Deficit	(429,209)	(409,744)
Accumulated other comprehensive income	16,768	16,903
	(218)	6,910
	$58,748	$59,637

Contingencies (note 14)

Subsequent event (note 16)

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Operations and Comprehensive Loss

For the three and six months ended June 30, 2019 and 2018

(In thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenue:
Product and royalty revenues	$7,389	$6,155	$14,640	$12,673
Licensing and other fees	—	23	—	48
	7,389	6,178	14,640	12,721
Cost of goods sold	2,413	1,962	4,654	4,263
Gross margin	4,976	4,216	9,986	8,458
Expenses:
Selling, general and administration	12,615	12,631	23,806	23,533
Amortization and depreciation (notes 7 and 8)	976	1,217	1,960	2,172
	13,591	13,848	25,766	25,705
Operating loss	(8,615)	(9,632)	(15,780)	(17,247)

Other (expense) income:
Gain on disposal of Canadian Operations (note 1 and 8)	—	18,489	—	18,489
Interest expense	(1,912)	(1,667)	(3,602)	(2,730)
Other expense	(9)	(39)	(107)	(152)
Foreign exchange gain (loss)	97	(1,677)	81	(1,291)
	(1,824)	15,106	(3,628)	14,316
(Loss) income before income taxes	(10,439)	5,474	(19,408)	(2,931)
Income tax expense	(30)	(46)	(57)	(101)
Net (loss) income	$(10,469)	$5,428	$(19,465)	$(3,032)
Other comprehensive (loss) income:
Foreign currency translation adjustments	205	(379)	(135)	(234)
Comprehensive (loss) income	$(10,264)	$5,049	$(19,600)	$(3,266)
(Loss) earnings per common share
Basic and diluted	$(0.26)	$0.16	$(0.49)	$(0.09)
Weighted average common shares outstanding
Basic	40,301,286	34,871,443	39,564,238	34,763,067
Diluted	40,301,286	34,979,771	39,564,238	34,763,067

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Stockholders’ Equity

(In thousands of U.S. dollars, except number of common shares)

(Unaudited)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2018	36,233,162	$359,295	$40,456	$(409,744)	$16,903	$6,910
Net loss	—	—	—	(8,996)	—	(8,996)
Issuance of common stock (note 12)	3,595,781	8,347	—	—	—	8,347
Share issue costs	—	(405)	—	—	—	(405)
Common stock issued upon exercise of options in cashless transaction (note 12)	15,654	—	—	—	—	—
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	90	(90)	—	—	—
Issuance of common shares on vesting of restricted share units (note 12)	9,572	23	(23)	—	—	—
Stock-based compensation expense (note 13)	—	—	609	—	—	609
Foreign currency translation adjustments	—	—	—	—	(340)	(340)
Balance at March 31, 2019	39,854,169	$367,350	$40,952	$(418,740)	$16,563	$6,125
Net loss	—	—	—	(10,469)	—	(10,469)
Issuance of common stock (note 12)	1,449,543	3,271	—	—	—	3,271
Share issue costs	—	(139)	—	—	—	(139)
Issuance of common shares on vesting of restricted share units (note 12)	1,997	4	(4)	—	—	—
Stock-based compensation expense (note 13)	—	—	789	—	—	789
Foreign currency translation adjustments	—	—	—	—	205	205
Balance at June 30, 2019	41,305,709	$370,486	$41,737	$(429,209)	$16,768	$(218)
	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2017	34,637,312	$353,483	$38,443	$(392,865)	$17,129	$16,190
Adoption of accounting standard ASC 606	—	—	—	(300)	—	(300)
				(393,165)		15,890
Net loss	—	—	—	(8,460)	—	(8,460)
Common stock issued upon exercise of options	219,749	258	—	—	—	258
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	226	(226)	—	—	—
Issuance of common shares on vesting of restricted share units, net of tax	11,901	145	(166)	—	—	(21)
Issuance of warrants (note 11)	—	—	936	—	—	936
Stock-based compensation expense	—	—	343	—	—	343
Foreign currency translation adjustments	—	—	—	—	145	145
Balance at March 31, 2018	34,868,962	$354,112	$39,330	$(401,625)	$17,274	$9,091
Net income	—	—	—	5,428	—	5,428
Issuance of common shares on vesting of restricted share units, net of tax	2,509	22	(24)	—	—	(2)
Stock-based compensation expense	—	—	623	—	—	623
Foreign currency translation adjustments	—	—	—	—	(379)	(379)
Balance at June 30, 2018	34,871,471	$354,134	$39,929	$(396,197)	$16,895	$14,761
See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2019 and 2018

(In thousands of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operating activities:
Net (loss) income	$(10,469)	$5,428	$(19,465)	$(3,032)
Items not affecting cash:
Amortization and depreciation (note 7 and 8)	976	1,217	1,960	2,172
Accretion of long-term debt (note 11)	542	324	915	83
Interest paid in-kind on long-term debt (note 11)	434	416	859	824
Write-down of inventory (note 6)	131	49	181	167
Gain on disposal of Canadian Operations (note 1 and 8)	—	(18,489)	—	(18,489)
Stock-based compensation expense (note 13)	766	865	1,384	1,260
Unrealized foreign exchange (gain) loss	(208)	1,955	109	1,427
Changes in operating assets and liabilities:
Accounts receivable	(301)	546	(896)	(344)
Inventories	339	449	(80)	761
Prepaid expenses and other assets	729	368	(1,153)	191
Accounts payable and accrued liabilities	913	1,373	2,447	986
Deferred revenue	—	97	—	72
Other long-term liabilities	(2)	(7)	(22)	(15)
Net cash used in operating activities	(6,150)	(5,409)	(13,761)	(13,937)

Investing activities:
Proceeds on disposal of Canadian Operations (note 1)	186	18,665	376	18,665
Purchase of property and equipment (note 7)	(30)	(64)	(98)	(266)
Purchase of intangible assets (note 8)	(1)	(4,664)	(13)	(4,664)
Net cash provided by investing activities	155	13,937	265	13,735

Financing activities:
Issuance of common stock	3,271	—	11,618	—
Share issue costs	(139)	—	(543)	—
Issuance of common stock upon exercise of stock options	—	—	—	258
Income tax withholdings on vesting of restricted share units	—	(2)	—	(23)
Financing fees on issuance of long-term debt	(288)	—	(288)	(21)
Net cash provided by (used in) financing activities	2,844	(2)	10,787	214

(Decrease) increase in cash, cash equivalents, and restricted cash during the period	(3,151)	8,526	(2,709)	12
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	98	(338)	(13)	(247)
Cash, cash equivalents, and restricted cash, beginning of period	17,901	15,758	17,570	24,181
Cash, cash equivalents, and restricted cash, end of period (note 5)	$14,848	$23,946	$14,848	$23,946

Supplemental cash flow information:
Interest paid	$936	$926	$1,828	$1,823
Net income taxes paid	70	44	70	60

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

1.	Basis of presentation:

Correvio Pharma Corp. (the “Company” or “Correvio”) was incorporated on March 7, 2018 under the laws of the Canada Business Corporations Act as part of a court approved Plan of Arrangement (the “Arrangement”) to reorganize Cardiome Pharma Corp. (“Cardiome”). The Company’s head office is located at 1441 Creekside Drive, Vancouver, BC, V4S 4J7.

Pursuant to the Arrangement effective May 15, 2018, substantially all of the assets and liabilities of Cardiome excluding its Canadian business portfolio were transferred to Correvio and the shareholders of Cardiome received common shares, on a one-for-one basis, of Correvio. Immediately following the reorganization of Cardiome, Cipher Pharmaceuticals Inc. (“Cipher”) acquired the Canadian business portfolio of Cardiome on May 15, 2018 by way of the acquisition of all of the issued and outstanding commons shares of Cardiome for an aggregate cash consideration in Canadian dollars (C$) of C$25,500. The Canadian income tax losses and other Canadian tax pools of Cardiome remained with Cardiome and were sold to Cipher. Cardiome’s management team and employees became employees of the Company and assumed the same positions they occupied in Cardiome. As a result of the Arrangement, the Company holds all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian business portfolio acquired by Cipher effective May 15, 2018. In the second quarter of 2018, the Company recorded a gain of $18,489, from its disposition of the Canadian business portfolio and the related tax balances.

The consolidated financial statements for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018 and the operations of the Company thereafter. As a non-recurring related party transaction between companies under common control at the time of the Arrangement, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For accounting purposes, the Company is considered to have continued Cardiome’s pharmaceutical business that was transferred; accordingly, these consolidated financial statements include the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018 and those of the Company thereafter. Reference in these consolidated financial statements to “the Company” refers to “Cardiome” prior to May 15, 2018.

Correvio (including its former parent Cardiome until May 15, 2018) is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively and conveniently manage acute medical conditions to improve health and quality of life. Correvio strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Correvio currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Correvio has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic

2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

1.	Basis of presentation (continued):

lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults. Correvio has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia. In addition, Correvio has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States.

As of June 30, 2019, the Company had $12,882 in cash and cash equivalents, compared to $15,596 at December 31, 2018. The Company has a history of incurring operating losses and negative cash flows from operations. Based on current projections, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. The Company is dependent on its ability to raise additional debt or equity financing or monetize intellectual property rights through strategic partnerships or sublicensing arrangements and to meet revenue covenants in order to meet its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. There can be no assurance that the Company will be able to raise such additional financing. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the consolidated financial statements issuance date. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies:

The accounting policies and methods of computation applied by the Company in these interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2018, except as described below.

On January 1, 2019, the Company adopted Accounting Standards Update No. (“ASU”) 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the FASB issued ASU 2018-11, “Leases”, which offered a transition option where companies could elect to apply the guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. The Company adopted the new leasing standard on January 1, 2019 using the modified retrospective approach and used the effective date as its date of initial application. A cumulative catch-up adjustment was not required on the date of adoption. The Company elected the package of practical expedients which permits the Company to not reassess under its prior conclusions about lease identification, lease classification and initial direct costs. For leases with

3

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

2.	Summary of significant accounting policies (continued):

an initial term of less than 12 months, the Company has elected not to recognize right-of-use assets and liabilities for any class of asset. The Company has elected a policy to account for lease and non-lease components as a single component for all asset classes. In general, the Company accounts for the underlying leased asset and applies a discount rate at the lease level. However, for vehicle leases, the Company utilizes the portfolio method by aggregating similar leased assets based on the underlying lease term (note 10).

3.	Recent accounting pronouncements:

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted the revised guidance and there was no impact on its consolidated financial statements as there was no goodwill impairment in the current period.

4.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature. The Company’s long-term debt is recorded under the effective interest method (note 11). The fair value of long-term debt approximates its carrying value because there have been no significant changes in interest rates or the creditworthiness of the Company since the debt was last amended in March 2018. The long-term debt is classified as Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

4

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

4.	Financial instruments (continued):

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

5

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

5.	Restricted cash:

At June 30, 2019, the Company held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,729 (December 31, 2018 - $1,739) and for operating lease arrangements of $237 (December 31, 2018 - $235).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the amounts shown in the interim consolidated statement of cash flows:

	June 30,	December 31,
	2019	2018

Cash and cash equivalents	$12,882	$15,596
Restricted cash	1,966	1,974

Cash, cash equivalents, and restricted cash	$14,848	$17,570

6.	Inventories:

	June 30,	December 31,
	2019	2018

Finished goods	$3,328	$3,288
Work in process	332	586
Raw materials	2,023	1,947
Inventories	$5,683	$5,821
Less: current	(3,930)	(4,158)

Long-term inventories	$1,753	$1,663

During the three and six months ended June 30, 2019, the Company had a write-down of inventory of $131 and $181, respectively (three and six months ended June 30, 2018 - $49 and $167, respectively).

6

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

7.	Property and equipment:

		Accumulated	Net book
June 30, 2019	Cost	amortization	value

Production equipment	$67	$49	$18
Software	55	55	—
Computer equipment	231	151	80
Leasehold improvements	641	247	394
Furniture and office equipment	207	162	45

	$1,201	$664	$537

		Accumulated	Net book
December 31, 2018	Cost	amortization	value

Production equipment	$67	$42	$25
Software	55	55	—
Computer equipment	231	138	93
Leasehold improvements	574	209	365
Furniture and office equipment	177	148	29

	$1,104	$592	$512

Amortization and depreciation expense for the three and six months ended June 30, 2019 amounted to $36 and $72, respectively (three and six months ended June 30, 2018 - $30 and $57, respectively).

7

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

8.	Intangible assets:

		Accumulated	Net book
June 30, 2019	Cost	amortization	value

Licenses	$22,400	$5,386	$17,014
Marketing rights	14,936	8,348	6,588
Trade name	1,067	612	455
Patents	4,113	3,752	361

	$42,516	$18,098	$24,418

		Accumulated	Net book
December 31, 2018	Cost	amortization	value

Licenses	$22,538	$4,360	$18,178
Marketing rights	15,028	7,667	7,361
Trade name	1,074	564	510
Patents	4,126	3,706	420

	$42,766	$16,297	$26,469

In September 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5,000 ($5,200). During the year ended December 31, 2018, the Company accrued $281 for a milestone payment as the Company assessed that it was probable that a pre-determined level of annual net sales for future years would be achieved. The milestone payment has been recorded in accrued liabilities. Additional non-refundable milestone payments may be due to Basilea upon the Company’s achievement of various milestones. Additional milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

As part of the Arrangement (note 1), the Company divested its Canadian business portfolio, which included $1,349 in licenses, to Cipher. A gain on disposal of this Canadian business portfolio of $18,489 was recognized in the second quarter of 2018.

Amortization and depreciation expense for the three and six months ended June 30, 2019 amounted to $940 and $1,888, respectively (three and six months ended June 30, 2018 - $1,187 and $2,115, respectively).

8

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

9.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2019	2018

Trade accounts payable	$5,700	$4,213
Employee-related accruals	2,998	3,249
Other accrued liabilities	3,399	1,941

	$12,097	$9,403

10.	Leases:

The Company leases office space, vehicles, and certain equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

For the three months ended June 30, 2019

Operating lease cost	$225

Variable lease cost	$41

Cash paid for amounts included in the measurement of operating lease liabilities:

Operating cash flows from operating leases	$(238)

For the six months ended June 30, 2019

Operating lease cost	$451

Variable lease cost	$82

Cash paid for amounts included in the measurement of operating lease liabilities:

Operating cash flows from operating leases	$(470)

9

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

10.	Leases (continued):

Leases	June 30, 2019

Right-of-use assets from operating leases	$2,225

Current operating lease liabilities	$739

Long-term operating lease liabilities	$1,741

Weighted average remaining operating lease term (years)	4.1 years

Weighted average operating lease discount rate	6.1%

The Company entered into a new lease for office space, effective July 1, 2019. The lease agreement has a 2-year term without a renewal option.

Future annual minimum lease payments as of June 30, 2019 are as follows:

Operating leases
2019 (excluding the six months ended June 30, 2019)	$470
2020	859
2021	695
2022	458
2023	210
Thereafter	189
Total minimum lease payments	2,881
Less imputed interest	(401)
Total lease liability	$2,480

As at December 31, 2018, future annual minimum lease payments were as follows:

2019	$937
2020	754
2021	347
2022	199
2023	185
Thereafter	170
Total minimum lease payments	$2,592

10

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

11.	Long term debt:

	June 30,	December 31,
	2019	2018

Long-term debt, net of unamortized debt issuance costs	$43,146	$41,517
Less: current portion	(4,520)	—
Long-term debt, net of unamortized debt issuance costs	$38,626	$41,517

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt for general corporate purposes. The second and third tranches of $5,000 each were never drawn.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 was available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of the first amendment. A third tranche of $10,000 was drawn on August 8, 2017. The fourth tranche of up to $10,000 was never drawn. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the three and six months ended June 30, 2019, the Company accrued in-kind interest of $434 and $859, respectively (three and six months ended June 30, 2018 - $416 and $824, respectively). The face value of the Company’s long-term debt at June 30, 2019 was $43,315 (December 31, 2018 - $42,457). On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $46,781 under the effective interest method which will be the amount payable at maturity. The effective interest rate of the long-term debt is 17%.

11

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

11.	Long term debt (continued):

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years and are classified as equity. The warrants were fair valued at $936 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method. The Company was in compliance with the amended annual revenue covenants for the years ended December 31, 2018 and 2017.

On March 11, 2019, the Company further amended its term loan agreement with CRG for an additional credit facility of $10,000, to be drawn at the discretion of the Company, in increments of $2,500 through September 30, 2019, subject to the achievement of certain revenue and market capitalization requirements. The facility will bear interest at 13% per annum and will carry the same terms and conditions as the term loan agreement. As consideration for this credit facility, the Company made a one-time payment of $250 to CRG. As of June 30, 2019, the Company had not drawn on this additional credit facility.

12

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

12.	Share capital:

Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2018	36,233,162
Issued through at-the-market offering(i)	2,970,781
Issued through at-the-market offering(ii)	2,074,543
Issued upon exercise of options in cashless transaction	15,654
Issued upon vesting of restricted share units	11,569
Balance, June 30, 2019	41,305,709

(i)	On July 5, 2018, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250,000 of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On July 10, 2018, the Company filed a prospectus supplement pertaining to sales under an At Market Issuance Sales Agreement (the “ATM Sales Agreement”) with B. Riley FBR, Inc. (“BRFBR”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with BRFBR as agent, such common shares as would have an aggregate offer price of up to $30,000, subject to an aggregate maximum of $13,000 that may be offered and sold under the prospectus supplement. During the first quarter of 2019, the Company sold 2,970,781 common shares for gross proceeds of $6,347. The ATM Sales Agreement with BRFBR was terminated on March 1, 2019.

(ii)	On March 13, 2019, the Company filed a prospectus supplement pertaining to sales under an ATM Sales Agreement with Cantor Fitzgerald & Co. (“Cantor”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with Cantor as agent, such common shares as would have an aggregate offer price of up to $50,000, subject to an aggregate maximum of $12,000 that may be offered and sold under the prospectus supplement. During the three and six months ended June 30, 2019, the Company sold 1,449,543 and 2,074,543 common shares for gross proceeds of $3,271 and $5,271, respectively. As at June 30, 2019, $6,729 remains available for issuance under this prospectus supplement.

13

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

13.	Share-based compensation:
(a)	Stock options:

Details of the stock option transactions for the six months ended June 30, 2019 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2018	3,519,874	5.04	3.07	820

Options granted	1,615,000	4.99
Options exercised	(62,500)	4.01
Outstanding as at June 30, 2019	5,072,374	5.01	2.95	251
Exercisable as at June 30, 2019	3,282,058	5.20	2.15	169

The outstanding options expire at various dates ranging from August 13, 2019 to June 25, 2024. During the first quarter of 2019, 400,000 stock options were conditionally granted and were subject to shareholder approval. During the three months ended June 30, 2019, the conditionally granted stock options were cancelled by the Company’s Board of Directors.

14

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

13.	Share-based compensation (continued):

At June 30, 2019, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$2.49 to $3.28	1,085,000	3.02	2.55	793,312	2.56
$3.29 to $4.88	1,287,000	2.40	4.24	1,125,516	4.22
$4.89 to $5.69	1,572,500	4.72	5.14	237,376	5.13
$5.70 to $12.77	1,127,874	1.07	8.08	1,125,854	8.07

	5,072,374	2.95	5.01	3,282,058	5.20

At June 30, 2019, there was $2,071 (December 31, 2018 - $536) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.5 years (December 31, 2018 - 1.1 years).

The aggregate intrinsic value of stock options exercised during the three and six months ended June 30, 2019 was nil and $63, respectively (three and six months ended June 30, 2018 - nil and $98, respectively).

The aggregate fair value of vested options during the three and six months ended June 30, 2019 was $550 and $1,376, respectively (three and six months ended June 30, 2018 - $516 and $809, respectively).

For the three months ended June 30, 2019, $733 was recorded as stock-based compensation expense with $23 being recorded as a recovery against liability and $756 being recorded against additional paid-in capital (three months ended June 30, 2018 - $685 was recorded as stock-based compensation expense with $83 being recorded against liability and $602 being recorded against additional paid-in capital).

For the six months ended June 30, 2019, $1,334 was recorded as stock-based compensation expense with $14 being recorded as a recovery against liability and $1,348 being recorded against additional paid-in capital (six months ended June 30, 2018 - $1,008 was recorded as stock-based compensation expense with $135 being recorded against liability and $873 being recorded against additional paid-in capital).

15

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

13.	Share-based compensation (continued):

The weighted average fair value of stock options granted during the three and six months ended June 30, 2019 was $1.05 and $1.78, respectively (three and six months ended June 30, 2018 - $1.86 and $1.03, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended June 30	2019	2018

Dividend yield	—	—
Expected volatility	72.7%	65.3%
Risk-free interest rate	1.6%	2.4%
Expected average life of the options	3.8 years	3.9 years
Estimated forfeiture rate	—	—

Six months ended June 30	2019	2018

Dividend yield	—	—
Expected volatility	71.6%	62.1%
Risk-free interest rate	2.1%	2.2%
Expected average life of the options	3.9 years	4.0 years
Estimated forfeiture rate	—	—

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

16

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

13.	Share-based compensation (continued):
(b)	Restricted share unit plan:

Details of RSU transactions for the six months ended June 30, 2019 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2018	48,488	$2.63	2.50	$119

RSUs granted	97,751	3.69		361
RSUs vested	(11,569)	2.35		43
RSUs forfeited	(4,600)	2.58
Outstanding as at June 30, 2019	130,070	$3.44	2.54	$279

At June 30, 2019, there was $276 (December 31, 2018 - $76) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 2.6 years (December 31, 2018 - 2.4 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three and six months ended June 30, 2019, stock-based compensation expense related to RSUs of $33 and $50, respectively (three and six months ended June 30, 2018 - $180 and $252, respectively), was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

17

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

14.	Contingencies:
(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.
(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

18

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

15.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products. The Company recognizes segmentation based on geography as follows:

Three months ended June 30, 2019	Europe	Rest of World	Total

Revenue	$4,604	$2,785	$7,389
Cost of goods sold	1,718	695	2,413
Gross margin	2,886	2,090	4,976

Three months ended June 30, 2018	Europe	Rest of World	Total

Revenue	$3,936	$2,242	$6,178
Cost of goods sold	1,403	559	1,962
Gross margin	2,533	1,683	4,216

Six months ended June 30, 2019	Europe	Rest of World	Total

Revenue	$9,902	$4,738	$14,640
Cost of goods sold	3,507	1,147	4,654
Gross margin	6,395	3,591	9,986

Six months ended June 30, 2018	Europe	Rest of World	Total

Revenue	$8,009	$4,712	$12,721
Cost of goods sold	2,913	1,350	4,263
Gross margin	5,096	3,362	8,458

19

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

15.	Segmented information (continued):

The following table presents the Company’s revenues disaggregated by revenue source:

For the three months ended June 30	2019	2018

Cardiology	$4,764	$4,673
Antibiotic	$2,625	1,505

	$7,389	$6,178

For the six months ended June 30	2019	2018

Cardiology	$9,441	$9,926
Antibiotic	$5,199	2,795

	$14,640	$12,721

During the three months ended June 30, 2019 and 2018, two customers individually accounted for more than 10% of total revenue. In 2019, these two customers accounted for 17% and 15% of total revenue. In 2018, these two customers accounted for 16% and 12% of total revenue.

During the six months ended June 30, 2019 and 2018, two customers individually accounted for more than 10% of total revenue. In 2019, these two customers accounted for 15% and 12% of total revenue. In 2018, these two customers accounted for 15% and 13% of total revenue.

20

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018

16.	Subsequent event:

On August 7, 2019, the Company closed an underwritten public offering (the “Offering”) of 9,200,000 common shares at a price of $1.50 per common share, for aggregate gross proceeds of $13,800, before deducting the underwriting commission and estimated Offering expenses payable by the Company.  The number of common shares issued includes the exercise in full of the underwriter’s over-allotment option to purchase an additional 1,200,000 common shares on the same terms and conditions.

21